

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 8, 2016

Via E-mail
Erin N. Kane
Chief Executive Officer
AdvanSix Inc.
115 Tabor Road
Morris Plains, NJ

   Re: AdvanSix Inc.
     Form 10-12B
     Filed May 12, 2016
     File No. 001-37774

Dear Ms. Kane:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

Exhibit 99.1

General

1. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X to reflect the Spin-Off and transactions related to the Spin-Off. We note that in connection with the Spin-Off you will be entering into new debt agreements as well as various agreements with Honeywell International Inc.

Exhibit Index, page 5

2. We note that in 2015, 2014 and 2013, your sales to Shaw Industries Group, were 17%, 19% and 18%, respectively, of your total sales. Please tell us what consideration you have given to

filing your agreement with Shaw as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibit 99.1 Information Statement

General

3. We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blank spaces. Please complete the blank portions of the information statement with your next amendment, or as soon as practicable. We may have further comment.

Summary, page 1

4. Please expand your disclosure to include a brief summary describing the company and background of the spin-off.

Questions and Answers about the Spin-Off, page 1

General

5. Please add a question & answer section regarding the conditions to the spin-off.

6. Please add a question & answer section regarding the executive officers and directors of AdvanSix following the spin-off.

Will AdvanSix incur any debt prior to or at the time of Distribution?, Page 3

7. We note that the company intends to incur indebtedness in the form of term loans and a new revolving credit facility prior to or at the time of the spin-off. Please file such agreements as exhibits to the registration statement on Form 10.

Capitalization, page 27

8. Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

The Spin-off, page 18

General

9. Please disclose any known potential circumstances under which the distribution would be abandoned.

Reasons for the Spin-Off, page 18

10. Please expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

Conditions to the Spin-Off, page 24

11. You state that certain of the conditions to the spin-off may be waived by Honeywell. Please revise to indicate which of the conditions may be waived, and what notice will be given if a material condition is waived, amended, or modified, or if the spin-off is abandoned.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Consolidated, Results of Operations, page 41

12. Please quantify the impact of each factor when multiple factors contribute to material changes. For example, please quantify the extent to which material changes in sales are due to increases or decreases in prices separately from the extent to which material changes are due to changes in volume. Please also discuss the underlying business reasons for material changes, including if certain products impacted your results significantly when comparing multiple periods. Refer to Item 303(a)(3(iii) of Regulation S-K.

Critical Accounting Policies, page 45

13. We remind you that your critical accounting policies disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:
- Types of assumptions underlying the most significant and subjective estimates;
- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

Financial Statements

General

14. Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Notes to the Financial Statements

General

15. We note your disclosures on page F-11 regarding share-based compensation expenses recorded. Please expand your disclosures to address the following:
   - Please discuss the nature of these share-based compensation expenses, including if they were incurred pursuant to Honeywell's incentive compensation plans;
   - Please provide the disclosures called for by ASC 718-10-50; and
   - Please discuss the impact of the Spin-Off on incentive compensation plans you're your employees previously participated in similar to your disclosures related to defined benefit pension plans on page 40.

Note 1. Organization, Operations and Basis of Presentation, page F-8

16. We note that you have a single reportable segment. Please provide the disclosures required by ASC 280-10-50-21(a) in regard to how you determined your reportable segments, including if operating segments have been aggregated.

Note 2. Summary of Significant Accounting Policies

Property, Plant, Equipment, page F-9

17. The range of useful lives for machinery and equipment of seven to forty years is very broad. Please breakout this category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Sales Recognition, page F-9

18. Your disclosures indicate that you primarily mitigate your exposure to commodity price risk through the use of formulaic price agreements with suppliers and customers. Please expand your disclosures to discuss the significant terms of your customer agreements, including the typical length of time for which you enter into these agreements, if they include take-or-pay terms, and the pricing terms which enable you to mitigate your exposure to commodity price risk.

Pension Benefits, page F-10

19. Your combined statements of operations include expense allocations for a defined benefit pension sponsored by Honeywell. Please help us better understand why there is no corresponding payable to Honeywell recorded related to these expense amounts and how any payable will be settled in the Spin-Off.

Income Taxes, page F-10

20. You indicate that income taxes are presented on a separate tax return basis. You also indicate that you realized the benefits of a tax attribute if utilized on a consolidated basis or in a combined return with Honeywell in these historical financial statements by recording the utilization as a current benefit. It is not clear how this methodology reflects this business as a separate taxpayer and stand-alone enterprise for purposes of coming up with the tax provision. Please help us better understand the methodology used in arriving at the income tax amounts presented and how this methodology results in the presentation of the tax provision on a separate tax return basis. Refer to Question 3 of SAB Topic 1:B.1 and ASC 740-10-30-27.

Note 3. Related Party Transactions with Honeywell, page F-12

21. In your table showing the components of the net transfers to and from Honeywell, you present a line item called cash pooling, sales and purchases to Honeywell and general financing activities. Please reconcile the amounts in this line item to the amounts presented elsewhere regarding these intercompany transactions including in the third paragraph of this note to the financial statements.

22. We note that the historical financial statements do not reflect any long-term debt. Please confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of Honeywell or that there are no commitments to use your cash flows to service Honeywell's debt subsequent to the separation.

23. Please disclose management´s estimates of what expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1:B.

24. Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenues, headcount, or other relevant measures; however, it is not clear what specific allocation method was used for each significant cost.   Refer to SAB Topic 1:B.1.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Eric Schiele, Cravath, Swaine & Moore LLP (*via email*)